UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-34809

GLOBAL INDEMNITY PLC*

(Exact name of registrant as specified in its charter)

25/28 North Wall Quay Dublin 1 Ireland, 353 (0) 49 4891407

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, $0.0001 par value; 7.75% Subordinated Notes due 2045

(Title of each class of securities covered by this Form)

            None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Ordinary Shares, par value $0.0001 per share:    1

7.75% Subordinated Notes due 2045:    Less than 300

Explanatory Note

*This Form 15 relates solely to the reporting obligations of Global Indemnity plc which is a wholly owned subsidiary of Global Indemnity Limited under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of Global Indemnity Limited under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 21, 2016	By:	/s/ Thomas M. McGeehan
	Name:	Thomas M. McGeehan
	Title:	Chief Financial Officer